

October 18, 2013

Via E-mail
Linda K. Zecher
President and Chief Executive Officer
HMH Holdings (Delaware), Inc.
222 Berkley Street
Boston, MA 02116

   Re: HMH Holdings (Delaware), Inc.
   Amendment No. 2 to Registration Statement on Form S-1
   Filed October 4, 2013
   File No. 333-190356

Dear Ms. Zecher:

   We have reviewed your responses to the comments in our letter dated September 27, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 1

Competitive Strengths, page 4

Strong financial position and scalable business model, page 5

1. We note your response to our prior comment 10. Please revise to disclose your net losses for each of the last three fiscal years and the interim stub here and on page 76.

Long-standing relationships with educational and other key education stakeholders, page 75

2. We note your response to our prior comment 17 and reissue in part. Please tell us what you mean by "extensive" training as your training appears to be commensurate with other companies. Alternatively, please remove this term.

Iconic brands with international recognition, page 76

3. We note your response to our prior comment 18 and reissue. With a view towards revised disclosure, please tell us why you believe that Japan having the second highest number of downloads and Australia having the fourth highest number of downloads of your app of any country after the United States demonstrate an inherent international following, which is not correlated to your marketing efforts. While we note your disclosure that you have a minimal marketing spend globally, your statement regarding

which international market came in second out of all the international markets and which international market came in fourth out of all the international markets, does not appear to demonstrate the popularity of your Curious George app outside of the United States. Without providing additional context, we do not believe that the disclosure substantiated the claims made. Please revise or remove.

Notes to Consolidated Financial Statements, page F-9

Note 10. Income Taxes, page F-34

4. In note 1 to the table for the components of deferred tax assets and liabilities on page F-34, you state that a full valuation allowance has been provided against the deferred interest tax asset. Given that the deferred interest tax asset in the table is $537,627 at December 31, 2012 and the total valuation allowance for all deferred tax assets at that date is $512,234, please explain how a full valuation allowance has been provided.

5. In the table on page F-34 that reconciles the statutory and effective tax rates, you indicate that the reconciling item in regard to the valuation allowance for 2012 results from an increase in the valuation allowance. However, the table below that and other disclosures indicate that the valuation allowance decreased in 2012. Please advise. Also, explain why the direction of the reconciling item for a decrease in the valuation allowance for 2012 is the same as that for 2011 and 2010 when the valuation allowance increased in those years per your disclosures.

You may contact Doug Jones at (202) 551-3309 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        John C. Kennedy, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP